EXHIBIT 1.1

  CardioDynamics Reports 24th Consecutive Quarter of Year-Over-Year
      Sales Growth and 41% Increase in Second Quarter 2004 Sales

    SAN DIEGO--(BUSINESS WIRE)--June 23, 2004--

    Company Begins Integration of Vermed -- 85% Increase in Second
                        Quarter 2004 Net Income

    CardioDynamics (Nasdaq:CDIC), the innovator and leader of Impedance Cardiography (ICG) technology and manufacturer of BioZ(R) noninvasive cardiac function monitoring systems, today reported its 24th consecutive quarter of year-over-year quarterly sales growth and a 41% increase in second quarter 2004 sales over the same period in the prior year.

    Second Quarter 2004 Results:

    Net sales for second quarter 2004 were $10.3 million, an increase of 41% over sales of $7.3 million for the same period last year with Vermed contributing 28% of the sales growth in the quarter. Net income for second quarter 2004 was $958,000, or $0.02 per share, up 85% compared with $518,000, or $0.01 per share, reported in second quarter of 2003. For the six months ended May 31, 2004, net income was $1.7 million, or $0.03 per fully diluted share, compared to net income of $634,000, or $0.01 per share, for the same period in 2003.

    Operating Highlights:

    During the second quarter 2004, 201 BioZ Systems were sold, increasing the total number of BioZ Systems sold to approximately 3,400 systems, up 30% from one year ago. ICG sensor revenue grew 38% in the second quarter 2004 to $1.7 million (20% of total ICG sales), up from $1.2 million (16% of total ICG sales) in the same quarter of 2003. With the acquisition of Vermed, combined ICG and electrocardiograph (ECG) sensor revenue accounted for 36% of total revenue in the quarter.
    The Company sold 115 BioZ ICG modules for GE Healthcare's Solar(R) Systems in the second quarter, bringing the total sold this year to 169 modules. During second quarter 2004, the largest end user BioZ ICG module sale in the Company's history occurred with 13 ICG modules being purchased by the VA Hospital, San Antonio, Texas. There are now an estimated 650 BioZ ICG modules in hospitals worldwide.
    Operating cash flow for second quarter 2004 was $898,000, up 114% from $420,000 achieved in second quarter 2003. The Company ended the quarter with $6.3 million in cash and short-term investments along with $6.7 million in bank borrowings. The lower cash and short-term investments balance and new debt are a result of the acquisition of Vermed during the quarter.
    Gross margin for the second quarter was 72%, compared to 77% in the same quarter last year. The decrease was a result of lower gross margins associated with Vermed's ECG sensor products.

    CEO Comments:

    "We completed our second quarter a stronger, larger, and more diversified Company. As previously reported, we announced two acquisitions this quarter -- Vermed, the fourth largest manufacturer of ECG electrodes in the United States and Medis, GmbH, the European ICG leader," stated Michael K. Perry, CEO of CardioDynamics. The integration process which began this quarter contributes to the groundwork for our success in 2004 and beyond. We increased our employees to 221 and have already started building state-of-the-art equipment needed for manufacturing BioZtect(R) sensors at our Vermed facility."
    Perry concluded, "This has been an exciting year for CardioDynamics. We are beginning to see the significant synergies and benefits from our acquisitions. We look forward to improving ICG sensor margins by ramping ICG sensor capacity at Vermed and capitalizing on growing opportunities in Europe with Medis. As we look to the latter part of 2004, we anticipate the release of clinical results from our major heart failure trial, PREDICT, as well as the release of Phase I, the ICG portion, of the co-developed Philips ICG/ECG monitor. With nearly three million patients monitored to date, our proprietary ICG technology continues to improve patient outcomes and save lives as we work to deliver increased shareholder value."

    Additional Highlights and Accomplishments

    --  Acquisitions:

    -- Acquisition of Vermed, the leading independent manufacturer of ECG electrodes in the United States. The acquisition, which was immediately accretive, will enhance the intellectual property of CardioDynamics' ICG sensor technology, increase the recurring sensor revenue mix of its business, and improve predictability of operating results.

    -- Acquisition of Medis, GmbH, a privately-held European cardiology and vascular diagnostic device company. The acquisition, which closed on June 2, 2004, will increase CardioDynamics' European presence, add complementary technologies to its existing ICG product platforms, and enhance its technology portfolio and product development capability. The acquisition will be included in the Company's third quarter earnings results.

    --  Clinical Studies and Medical Meetings:

    --  Publication of seven peer-reviewed articles in Congestive
        Heart Failure March/April 2004 supplement, refining the important role of ICG in clinical practice.

    -- Selection of ICG by the U.S. Department of Veterans Affairs to assess the effectiveness, safety and dosage of a newly-developed heart failure drug in its two-year, multi-center prospective Phase II study.

    -- Co-sponsorship of the First International Acute Heart Failure Syndromes Meeting in Cannes, France. Other sponsors included Northwestern University, Abbott Laboratories, Amgen,
        GlaxoSmithKline, Medtronic Inc., and Pfizer Inc.

    --  Presentations at the American College of Cardiology 53rd
        Scientific Sessions demonstrating ICG's accuracy and value in the management of heart failure patients.

    Conference Call Information:

    Michael K. Perry, Chief Executive Officer, will host a summary of CardioDynamics' second quarter 2004 results in a conference call today at 4:30 p.m. (EDT). To access the conference call, dial 800-346-7359 (Code 7784). International participants can call 973-528-0008 (Code
7784). A replay of the call will be available for one month following the call at 800-332-6854 (Code 7784). The international replay number is 973-528-0005 (Code 7784). The Internet webcast can be accessed at http://www.irconnect.com/primecast/04/q2/cdic_2q2004.html.

    About CardioDynamics:

    CardioDynamics (Nasdaq:CDIC), the ICG Company, is the innovator and leader of breakthrough medical technology called Impedance Cardiography (ICG). The Company's BioZ Systems are being used by leading physicians around the world to help battle the number one killer of men and women - cardiovascular disease. Partners include GE Healthcare and Philips Medical Systems. The worldwide market potential for BioZ products is estimated to be $5 billion and an additional $800 million in recurring annual revenue for sensors. For additional information or to request an investor package, please refer to the company's web site at www.cdic.com.

    Forward-Looking (Safe Harbor) Statement:

    Except for the historical and factual information contained herein, this press release contains forward-looking statements, such as market size, potential, growth and penetration rates, timing of clinical presentations and product releases, potential integration benefits and synergies the accuracy of which is necessarily subject to uncertainties and risks including the Company's sole dependence on the BioZ product line, and various uncertainties characteristic of early growth companies, as well as other risks detailed in the Company's filings with the SEC, including its 2003 Form 10-K. The Company does not undertake to update the disclosures contained in this press release.


               CardioDynamics International Corporation
----------------------------------------------------------------------


Consolidated        Three Months Ended          Six Months Ended
 Operational              May 31,                   May 31,
 Results:
------------     ------------------------- -------------------------
(Unaudited)           2004         2003         2004         2003
                 ------------ ------------ ------------ ------------

 Net Sales       $10,270,000   $7,285,000  $18,285,000  $13,670,000
 Cost of Sales     2,880,000    1,672,000    4,736,000    3,304,000
                 ------------ ------------ ------------ ------------
 Gross Margin      7,390,000    5,613,000   13,549,000   10,366,000
 Research and
  Development      1,229,000      784,000    2,062,000    1,520,000
 Selling and
 Marketing         4,366,000    3,870,000    8,379,000    7,351,000
 General and
 Administrative      762,000      479,000    1,339,000      978,000
                 ------------ ------------ ------------ ------------
 Income from
  Operations       1,033,000      480,000    1,769,000      517,000
 Other Income,
  net                 26,000       77,000      121,000      165,000
 Provision for
 Income Taxes       (101,000)     (39,000)    (171,000)     (48,000)
                 ------------ ------------ ------------ ------------
 Net Income         $958,000     $518,000   $1,719,000     $634,000
                 ============ ============ ============ ============
 Net Income per
  Common Share,
    -- Basic           $0.02        $0.01        $0.04        $0.01
                 ============ ============ ============ ============
    -- Diluted         $0.02        $0.01        $0.03        $0.01
                 ============ ============ ============ ============
 Weighted-
   Average Number
   of Shares
   Used in Per
   Share
   Calculation:
    -- Basic      47,395,703   46,186,787   46,975,089   46,184,021
                 ============ ============ ============ ============
    -- Diluted    50,326,233   47,103,950   49,926,388   47,175,870
                 ============ ============ ============ ============


 Selected Consolidated Balance
 Sheet Data:                       May 31,   November 30,
(Unaudited)                         2004         2003         Change
                                 ----------- ------------ ------------
 Cash and Short-term
 Investments                      $6,265,000   $9,345,000       (33%)
 Accounts Receivable, net          9,692,000    9,560,000         1%
 Inventory, net                    4,604,000    3,163,000        46%
 Current Assets                   22,571,000   24,113,000        (6%)
 Long-term Assets                 19,226,000    2,535,000       658%
 Total Assets                     41,797,000   26,648,000        57%
 Current Liabilities               5,758,000    2,909,000        98%
 Long-term Liabilities             5,651,000      719,000       686%
 Total Liabilities                11,409,000    3,628,000       214%
 Shareholders' Equity             30,388,000   23,020,000        32%


    CONTACT: CardioDynamics
             Bonnie Ortega, Investor Relations
             800-778-4825, ext. 1005
             bortega@cardiodynamics.com
                 OR
             Irene Paigah, Media Relations
             800-778-4825, ext. 1012
             ipaigah@cardiodynamics.com